Frederic Dorwart, Lawyers PLLC

Attorneys at Law

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MEMORANDUM

date:	December 13, 2022

subject:	Responses to Comments from SEC regarding the Cavanal Hill Funds’ (“CHF”) Post-Effective Amendment Filed on October 21, 2022 (the “485A”)

from:	Amy E. Newsome, Frederic Dorwart, Lawyers, Fund Counsel

to:	Kim Browning, Securities Exchange Commission (“SEC”)

cc:	Bill King, Cheryl Briggs, Catherine Dunn, Mathew Stephani

The following comments were provided by Ms. Kim Browning in a phone conversation with Jacob Calvani, Legal Counsel to CHF, on November 30, 2022. Please see CHF’s responses to the comments and let us know if you have any further questions.

Comment #1: Confirm that all bracketed information in the 485A will be updated by amendment.

Fund Response: All bracketed information in the 485A will be updated by a post-effective amendment to CHF’s registration statement to be effective December 28, 2022 (the “Registration Statement”).

Comment #2: Confirm that CHF will provide a blackline of the 485A and the Registration Statement reflecting changes made to the Registration Statement to address the SEC’s comments and that such blackline will be provided at least five (5) days before the Registration Statement becomes effective.

Fund Response: CHF is providing the blackline with this response more than five (5) days prior to the date the Registration Statement becomes effective.

Comment #3: Please bold the second and third sentences in the “Fees and Expenses of the Fund” paragraph reading “[a]n investor transacting in Institutional Shares, which do not have any front-end sales charge, contingent deferred sales charge, or other asset-based fee for sales or distribution, may be required to pay a commission to a broker or other financial intermediary for effecting such transactions on an agency basis. Such Commissions are not reflected in the tables or the examples below.” for each fund.

Fund Response: The sentences in the “Fees and Expenses of the Fund” paragraphs of each fund have been bolded in the Registration Statement.

Comment #4: Please confirm that CHF does not have a right to recoupment with respect to fee waivers.

Fund Response: Confirmed; there is no right to recoupment associated with fee waivers.

Comment #5: With respect to the Strategic Enhanced Yield Fund, please explain why the investment objectives do not include seeking enhanced returns but the name of the fund includes the word “Enhanced,” and revise the strategy if applicable.

Fund Response: The “enhanced” aspect of the Strategic Enhanced Yield Fund speaks to the opportunities for capital appreciation beyond what a core fixed income fund might have. The Objective recognizes that there is a secondary goal of identifying such opportunities and the following is part of the Principal Investment Strategy for the Strategic Enhanced Yield Fund:

“The Fund will engage in opportunistic trading among various sectors based on the perceived market anomalies and inefficiencies identified by the Fund’s portfolio managers, in an effort to actively enhance total return and minimize risk.”

Comment #6: In plain English, clarify the meaning of the phrase “perceived market anomalies and inefficiencies” in the first paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure.

Fund Response: The “perception” is that of the Fund’s portfolio managers. Based on their expert knowledge of the industry, they will engage in opportunistic trading among various sectors based on what they perceive as market anomalies and inefficiencies. The sentence was revised to read “The Fund will engage in opportunistic trading among various sectors based on perceived market anomalies and inefficiencies detected by the Fund’s portfolio managers, in an effort to actively enhance total return and minimize risk.”

Comment #7: The Strategic Enhanced Yield Fund will invest at least 80% of its net assets in fixed income instruments. In what will the other 20% of its net assets be invested.?

Fund Response: The 80% fixed income commitment is a threshold. The other 20% of the assets may be invested anywhere, including in additional fixed income instruments, of course, subject to the remainder of the Principal Investment Strategy description in the Registration Statement and applicable limitations in the Statement of Additional Information.

Comment #8: If there is a 20% basket, please revise the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure to delineate between the 80% basket and 20% basket and explain the different investments that go into the different baskets, and do so without using “may also” as it currently appears in the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure.

Fund Response: Please see response to Comment 7. Given that the fund may invest more than 80% in fixed income, including up to 100%, “may also” is an accurate description of other investments that may make up any amount not invested in fixed income.

Comment #9: In the second paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure, please clarify all the types of “fixed income instruments” in which the Strategic Enhanced Yield Fund will invest without using “include, but a not limited to” language.

Fund Response: The fixed income instruments listed are the ones that are principal. The strategy has been revised to indicate that “The principal “fixed income instruments” that the Fund invests in are securities issued or guaranteed by the U.S. Government and its agencies and instrumentalities, U.S. corporate bonds, global corporate bonds and sovereign bonds denominated in U.S. and non-U.S. dollars, mortgage-backed, asset-backed securities, and privately issued securities that may be resold only in accordance with Rule 144A or Regulation S under the Securities Act of 1933.”

Comment #10: Please identify the foreign issuers referenced in the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure.

Fund Response: The following sentence was added to the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure: “There is no limit on the foreign issuers in which the Fund can invest, provided that the Fund will not invest in any foreign issuer or country in which investment is prohibited by law.”

Comment #11: Confirm that the fund has disclosed adequately all principal investment strategies and attendant risks without using “including, but not limited to” language.

Fund Response: Confirmed.

Comment #12: Briefly define “other corporate debt” as that term is used in the second paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure and delete word “other”.

Fund Response: The types of corporate debt have been defined and thus the term “other corporate debt” is no longer being used.

Comment #13: Specify the types of “securities listed, traded or dealt in foreign countries” in which the Strategic Enhanced Yield Fund will invest as that term is used in the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure and describe appropriately the attendant risks.

Fund Response: The second sentence of the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure was revised to read as follows: “Such securities may be denominated in foreign currencies and include sovereign, supra-national and quasi-sovereign bonds and debt instruments.” The following Risks in the Registration Statement address the attendant risks: Foreign Investment Risk, Non-U.S. Denominated Currency Risk, Emerging Market Risk.

Comment #14: Specify the types of mortgage-backed securities and asset-backed securities in which the Strategic Enhanced Yield Fund will invest as that term is used in the second paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure and describe appropriately the attendant risks.

Fund Response: The following sentence was added to the second paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure: “The mortgage-backed securities in which the Fund invests are fixed rate mortgage-backed securities backed by Fannie Mae, Freddie Mac, and Ginnie Mae.” At this time, the Portfolio Managers have focused on asset-backed securities collateralized by automobile loans and credit card debt but is not limited to any particular asset or asset class.

Comment #15: In plain English, define or explain “privately issued securities”, “Rule 144A” or “Regulation S” as those terms are used in the second paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure and describe appropriately the attendant risks.

Fund Response: In response to this comment, CHF added a sentence reading as follow: “Privately issued securities are those securities that are exempt from registration under the 1933 Act and that may be resold only in accordance with Rule 144A, which allows for the private resale of securities to qualified institutional buyers, and Regulation S, which allows for the private sale of securities outside the U.S.”

Comment #16: Specify the types of “Treasury and currency futures and currency forwards” in which the Strategic Enhanced Yield Fund will invest as those terms are used in the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure and describe appropriately the issuers (US or foreign and what entities) and the attendant risks associated therewith.

Fund Response: The Strategic Enhanced Yield Fund will not invest in any currency forwards and only Treasury futures. All references that included anything other than U.S. Treasury futures have been revised.

Comment #17: Is the Strategic Enhanced Yield Fund investing in “Treasury and currency futures and currency forwards” for hedging purposes? If so, explain how they will be hedging them?

Fund Response: See response to Comment #16. The purpose of investing in U.S. Treasury futures is to hedge.

Comment #18: When the Strategic Enhanced Yield Fund references “Treasury . . . futures” in the third paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure, is the Strategic Enhanced Yield Fund referring to United States Treasury futures?

Fund Response: Yes. Each use of “Treasury futures” in this paragraph has been updated to read “U.S. Treasury futures”.

Comment #19: Please clarify the investment purpose of the “futures” being purchased pursuant to the 80% investment requirement.

Fund Response: U.S. Treasury futures are not a primary investment and will not count as part of the 80% fixed income threshhold.

Comment #20: Confirm CHF has considered the staff observations regarding derivates in the “Derivatives-Related Disclosures by Investment Companies” letter from Barry D. Miller to Karrie McMillan dated July 30, 2010.

Fund Response: CHF is aware of and is in compliance with the referenced guidance.

Comment #21: Please explain how investments in “investment grade securities” (as that term is used in the fourth paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure) will be used to achieve the Fund’s principal investment purposes.

Fund Response: Investment grade corporate securities are the foundation for the portfolio and provide an historically reliable basis for increasing income while minimizing unnecessary risk to the investor.

Comment #22: Please describe the credit quality rating of any “investment grade securities” (as that term is used in the fourth paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure) in which the Strategic Enhanced Yield Fund may invest.

Fund Response: The Strategic Enhanced Yield Fund added an explanation of the credit quality rating of “investment grade securities” by inserting language providing that “investment grade securities” are “those securities have a rating of Baa3 by Moody’s, BBB- by S&P or BBB- by Fitch Ratings Ltd.”

Comment #23: Will the Adviser make a “similar quality” determination for junk bonds in the same manner it does with investment grade securities?

Fund Response: No. The Adviser does not differentiate between the quality of bonds that are purchased as “junk bonds”.

Comment #24: Please define what the Strategic Enhanced Yield Fund means when it states the “Fund’s average duration will range between 20% shorter and 20% longer than that of the Bloomberg US Aggregate Index,” provide an example, and provide the date on which the index was measured.

Fund Response: The sentence referencing the Strategic Enhanced Yield Fund’s duration was revised to read as follows: “The Adviser expects that the Fund’s average duration will range between 20% shorter and 20% longer than that of the Bloomberg US Aggregate Index. For example, on November 30, 2022, the duration was 6.22 years, meaning the Fund’s average duration would range between 4.98 years (20% shorter than the Bloomberg US Aggregate Index) and 7.46 years (20% longer than the Bloomberg US Aggregate Index).”

Comment #25: If the Strategic Enhanced Yield Fund is using a dollar-weighted average maturity, please disclose it.

Fund Response: The Strategic Enhanced Yield Fund is not managed with a focus on a dollar-weighted average maturity.

Comment #26: Please summarize in plain English what the Strategic Enhanced Yield Fund means in stating “ [i]n selecting fixed income instruments for the Strategic Enhanced Yield Fund, the Adviser employs an active management style which bases purchase and sale decisions on fundamental, macro-economic analysis of underlying global economic fundamentals which drive the performance of each sector and region.”

Fund Response: The sentence in the comment above has been revised to read as follows: “In selecting fixed income instruments for the Fund, the Adviser actively monitors potential investment opportunities throughout the world and bases its purchase and sale decisions on a fundamental analysis of global economic trends and underlying global economic fundamentals.”

Comment #27: In the final paragraph of the Strategic Enhanced Yield Fund’s Principal Investment Strategy disclosure, the Strategic Enhanced Yield Fund references “sectors and regions”. Are there specific sectors or regions to which the firm is referring? If there are and they involve principal investments, please update the Strategic Enhanced Yield Fund’s prospectus to reflect such strategies and the attendant risks.

Fund Response: Investments are not limited to any specific sectors or regions. Those terms have been deleted.

Comment #28: Ensure that the Primary Investment Strategy and Investment Risks sections correlate in every instance, including those risks associated with fixed income, government securities, and private securities.

Fund Response: The Strategic Enhanced Yield Fund added a Private/Restricted Securities Risk in its disclosures. The Fixed Income Securities Risk is addressed in the Strategic Enhanced Yield Fund’s “High-Yield Securities Risk” disclosure. The Strategic Enhanced Yield Fund added additional risks that relate to Government Securities.

Comment #29: “Put options” are referenced in the “Hedging Risk” risk but not in the Principal Investment Strategy. Revise either the risk or the strategy such that the two align with one another and with the Strategic Enhanced Yield Fund’s strategy.

Fund Response: The references to “put options” have been removed from the Hedging Risk Disclosure for the Strategic Enhanced yield Fund.

Comment #30: Is CHF responsive to Item 12(a)(5) of N-1A requiring funds to make certain disclosures available on its website? If so, state that it is the case in the Registration Statement. If not, state why in the Registration Statement.

Fund Response: CHF is responsive to Item 12(a)(5) of Form N-1A. The availability of information is addressed in the Registration Statement, including a detailed listing under “More Information” on page 78 of the Statutory Prospectus.

Comment #31: Funds may not disclaim responsibility for their sales load waiver disclosure and must explain what they are. Revise the sentence “[s]hareholders purchasing Fund shares through a Morgan Stanley Wealth Management brokerage account will be eligible only for the following front-end sales charge waivers with respect to Class A shares, which may differ from and may be more limited than those disclosed elsewhere in this Prospectus or in the Statement of Additional Information” to comply with this direction.

Fund Response: The sentence referenced above was revised to read “[s]hareholders purchasing Fund shares through a Morgan Stanley Wealth Management brokerage account will be eligible only for the following front-end sales charge exceptions and the initial sales charge exceptions available to other investors listed immediately above are not available to investors investing through a Morgan Stanley Wealth Management brokerage account.”

Comment #32: Is there a “Risk” heading for the “Investment Practices and Risks” section of the Registration Statement?

Fund Response: Upon review, the second “INVESTMENT PRACTICES” heading is redundant as the general heading of the relevant section is “Investment Practices and Risks”. CHF removed the redundant heading “INVESTMENT PRACTICES”. The first paragraph of the “Investment Practices and Risks” section speaks to both practices and risks and each fund identifies its principal investments and the attendant risks.

Comment #33: Please revise the paragraph discussing LM Capital as a sub-adviser to reflect that “LM Capital began serving” the Strategic Enhanced Yield Fund rather than “[i]t began serving” the Strategic Enhanced Yield Fund.

Fund Response: This revision was made on page 74 of the Registration Statement.

Comment #34: CHF deleted all references to LIBOR throughout the Statement of Additional Information. Is this because CHF never invested in instruments that reference LIBOR and the references should never have been included? If CHF does invest in instruments that reference LIBOR, make the appropriate disclosures, describe how LIBOR affects the relevant investments, and describe any effects of the transition to other benchmarks (i.e., SOFR).

Fund Response: CHF anticipated that its funds would be divested of all LIBOR instruments by December 28, 2022 and thus removed the references to LIBOR. However, various funds still hold instruments referencing LIBOR. As such, the LIBOR references have been reinserted and updated to reference the transition to the Secured Overnight Financing Rate, or “SOFR”.

If you have any questions or additional comments, please call me at the number set forth above.

/s/ Amy Newsome